Exhibit 12.1

CapLease, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges

(dollars in thousands)	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Earnings:
Net income	$(246)	$(3,292)	$(1,816)	$(2,674)
Interest expense	24,311	26,948	48,794	46,000
Less: Interest capitalized during the period Note (A)	-	-	-	-
Portion of rental expense representing interest	55	63	112	128
Total earnings	$24,121	$23,719	$47,090	$43,454

Fixed Charges:
Interest expense	$24,311	$26,948	$48,794	$46,000
Interest capitalized during the period	-	-	-	-
Portion of rental expense representing interest	55	63	112	128
Total	$24,366	$27,011	$48,906	$46,128

Ratio of Earnings to Fixed Charges	0.99	0.88	0.96	0.94

CapLease, Inc. and Subsidiaries
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(dollars in thousands)	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Earnings:
Net income	$(246)	$(3,292)	$(1,816)	$(2,674)
Interest expense	24,311	26,948	48,794	46,000
Less: Interest capitalized during the period Note (A)	-	-	-	-
Portion of rental expense representing interest	55	63	112	128
Total earnings	$24,121	$23,719	$47,090	$43,454

Combined Fixed Charges and Preference Dividends:
Interest expense	$24,311	$26,948	$48,794	$46,000
Interest capitalized during the period	-	-	-	-
Portion of rental expense representing interest	55	63	112	128
Preferred Stock Dividends	711	711	1,422	1,422
Total	$25,077	$27,722	$50,328	$47,549

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	0.96	0.86	0.94	0.91

Note (A) Interest capitalized during the period is deducted because fixed charges includes all interest, whether capitalized or expensed.
Only fixed charges that were deducted from income should be added back in the earnings computation.